Filed by Hanover Compressor Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Exterran Holdings, Inc.
Commission File No. 333-141695
Press Information
Houston, August 1, 2007
Hanover Compressor Company Announces Receipt of the Requisite Consents in
Connection With its Tender Offers and Consent Solicitations
Hanover Compressor Company (the “Company”) today announced that, in connection with its previously announced tender offers and consent solicitations for $550 million of its outstanding senior notes (as described in the table below and, collectively, the “Notes”), it has received the requisite consents to amend the indentures governing the Notes. As of 5:00 p.m., New York City time, on August 1, 2007 (the “Consent Payment Deadline”), the Company had received tenders and consents as displayed in the table below.

			Principal Amount
			Tendered and With	% Tendered and
			Respect to Which	With Respect to
	CUSIP	Principal Amount	Consents Were	Which Consents
Title of Security	Number	Outstanding	Delivered	Were Delivered
8.625% Senior Notes due 2010	410768AF2	$200,000,000	$199,815,000	99.91%
9.0% Senior Notes due 2014	410768AG0	$200,000,000	$200,000,000	100%
7.5% Senior Notes due 2013	410768AH8	$150,000,000	$150,000,000	100%
     The supplemental indentures effecting the proposed amendments have been executed and have become effective, and the amendments to the indentures will become operative upon the acceptance for purchase of the Notes by the Company. The amendments to the indentures eliminate substantially all of the restrictive covenants and eliminate or modify certain events of default in the indentures governing the Notes, as described in the Offer to Purchase and Consent Solicitation Statement dated as of July 19, 2007 (“the Offer to Purchase”). Withdrawal rights with respect to tendered Notes have expired. Accordingly, Notes tendered may no longer be withdrawn and consents delivered may no longer be revoked.
     Each holder who validly tenders its Notes and delivers consents at or after the Consent Payment Deadline will not be entitled to receive the consent payment of $30 for each $1,000 principal amount of Notes tendered by such holder and accepted for purchase pursuant to a tender offer.
12001 North Houston Rosslyn, Houston, Texas 77086
(281) 447-8787
www.hanover-co.com

     The tender offers and consent solicitations will expire at 5:00 p.m., New York City time, on August 17, 2007, unless extended or earlier terminated by the Company. The Company reserves the right to terminate, withdraw or amend the tender offers and consent solicitations at any time subject to applicable law.
     Wachovia Securities has been retained to act as exclusive dealer manager in connection with the tender offers and consent solicitations. Questions about the tender offers and consent solicitations may be directed to Wachovia Securities at (866) 309-6316 (toll free) or (704) 715-8341 (collect). Copies of the tender offer documents and other related documents may be obtained from D.F. King & Co., Inc., the information agent for the tender offers and consent solicitations, at (800) 859-8508 (toll free) or (212) 269-5550 (collect).
     The tender offers and consent solicitations are being made solely by means of the tender offer documents. Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of the Company or any other person, nor shall there be any offer or sale of any Notes or other securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release also is not a solicitation of consents to the proposed amendments to the indentures and the Notes. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.
About Hanover Compressor Company
 Hanover Compressor Company is a global market leader in full service natural gas compression and a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications. Hanover sells and rents this equipment and provides complete operation and maintenance services, including run-time guarantees for both customer-owned equipment and its fleet of rental equipment.
Additional Information
 In connection with the proposed merger of Universal Compression Holdings and Hanover Compressor Company, a registration statement of the new company, Exterran Holdings, Inc. (formerly Iliad Holdings, Inc.), which includes definitive proxy statements of Universal and Hanover, a prospectus of Exterran and other materials, has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, EXTERRAN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the definitive proxy statement/prospectus and the SEC filings that are incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832‑554‑4856.

Participants in Solicitation
 Universal Compression Holdings and Hanover Compressor Company and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in the definitive proxy statement/prospectus that has been filed with the SEC in connection with the proposed transaction.
Investor Relations Inquiries:
Lee E. Beckelman
Senior Vice President and Chief Financial Officer
Tel: (281) 405-5194
E-mail: lbeckelman@hanover-co.com
Stephen York
Vice President, Investor Relations and Technology
Tel: (832) 554-4856
E-mail: syork@hanover-co.com